Exhibit 2.1

STOCK PURCHASE AGREEMENT

STEPHAN M. SCHECTOR, Seller

to

HOOPER HOLMES, INC., Buyer

October 23, 2002

	Table Of Contents

LIST OF EXHIBITS		v

WITNESSETH		1

SECTION 1. SALE AND PURCHASE OF SHARES		1

SECTION 2. PURCHASE PRICE		1

2.1	Base Purchase Price	1

2.2	Performance Based Contingent Additional Purchase Price (the “Earn Out”)	2

2.3	Liability Escrow	3

SECTION 3. REPRESENTATIONS AND WARRANTIES OF SELLER		4

3.1	Corporate Organization	4

3.2	Qualification	4

3.4	Subsidiaries	4

3.4	Authority	4

3.5	No Violation or Conflict	5

3.6	Capitalization	5

3.7	Financial Statements	6

3.8	Absence of Material Adverse Changes	6

3.9	Absence of Undisclosed Liabilities	7

3.10	Consents and Approvals	7

3.11	Broker	8

3.12	Property and Assets	8

3.13	No Other Stock Purchase Agreements	8

3.14	Warranty of Ownership of Shares	9

3.15	Employee Plans and Agreements	9

(a)	Plans and Related Documents	9

(b)	Absence of Certain Types of Plans	9

(c)	Compliance with Applicable Law	10

(d)	Qualification of Plans	10

(e)	Absence of Certain Liabilities and Events	10

(f)	Plan Contributions and Funding	11

3.16	Taxes	11

3.17	Material Contracts	13

3.18	Absence of Litigation	14

3.19	Compliance with Requirements	15

3.20	Insurance	15

3.21	Environmental Matters	15

3.22	Intellectual Property	16

3.23	Labor and Employment Matters	16

3.24	Employees	16

3.24	Independent Contractors	17

3.26	Bankruptcy	17

i

3.27	Full Disclosure	17

3.28	Licenses and Permits	18

3.29	Compliance with Laws	18

3.30	No Questionable Practices	18

3.31	Status and Guaranty of Accounts Receivable	18

SECTION 4. REPRESENTATIONS AND WARRANTIES OF BUYER		18

4.1	Corporate Organization	18

4.2	Authority	18

4.3	No Violation or Conflict	19

4.4	Consents and Approvals	19

4.5	Brokers	19

4.6	Financing	19

4.8	Insurance	20

4.9	American Stock Exchange Listing	20

SECTION 5. THE CLOSING		20

5.2	Time and Place	20

5.2	Seller’s Obligations at the Closing	20

5.3	Buyer’s Obligations at the Closing	22

SECTION 6. PRE-CLOSING COVENANTS OF SELLER		23

6.1	Representations and Warranties True at Closing	23

6.2	No Material Adverse Change	23

6.3	Litigation	23

6.4	Access to the Company and Information	24

6.5	Conduct Business in Ordinary Course	24

6.6	No Encumbrances	24

6.7	Adverse Developments	24

6.8	Preservation of Business Relationships	24

6.9	Employee Retention Contribution	24

6.10	Identification and Removal of all Personal Property and Memorabilia	25

SECTION 7. POST-CLOSING COVENANTS OF SELLER		26

7.1	Access to Information	25

7.2	Specific Waiver by Seller	25

7.3	Best Efforts	25

7.4	Additional Unaudited Financial Statements	25

SECTION 8. COVENANTS OF BUYER		25

8.1	Best Efforts	25

7.1	Access to Information	26

SECTION 9. TAX MATTERS		26

9.1	Indemnity	26

9.2	Apportionment	26

9.3	Returns and Payments	27

9.4	Survival, etc.	27

9.5	Tax Refunds	28

9.6	Mutual Cooperation	28

9.7	Conveyance Taxes	28

9.8	Tax Characterization of Refund/Liability Payments	28

SECTION 10. CONFIDENTIALITY OBLIGATIONS OF BUYER		28

SECTION 11. CONFIDENTIALITY OBLIGATIONS OF SELLER		29

SECTION 12. INDEMNIFICATION		29

12.1	Indemnification of Seller	29

12.2	Indemnification of Buyer	30

12.3	Notice and Escrow Agent	30

12.4	Limitations	32

12.5	General Provisions	32

SECTION 13. CONDITIONS TO THE OBLIGATIONS OF THE PARTIES		33

13.1	Conditions to Obligation of Seller	33

(a)	Performance of Obligations; Representations and Warranties	33

(b)	Litigation	33

13.2	Conditions to Obligations of Buyer	33

(a)	Performance of Obligations; Representations and Warranties	33

(b)	Litigation	34

(c)	Bank Accounts	34

(d)	Buyer’s Board of Directors’ Approval	34

SECTION 14. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS		34

SECTION 15. EXPENSES		34

SECTION 16. ATTORNEYS’ FEES AND COSTS		34

SECTION 17. WAIVERS		35

SECTION 18. NOTICES		35

SECTION 19. PARTIES IN INTEREST; AMENDMENT		36

SECTION 20. PUBLICITY		36

SECTION 21. HEADINGS; CONSTRUCTION		36

SECTION 22. ENTIRE AGREEMENT; ASSIGNMENT		37

SECTION 23. GOVERNING LAW		37

SECTION 24. COUNTERPARTS		37

LIST OF SCHEDULES

Schedule 2.1(c)	338 Calculation Memo

Schedule 3.2.	Qualification

Schedule 3.5	Violations or Conflicts

Schedule 3.7.	Financial Statements

Schedule 3.8	Adverse Changes Since September 30, 2002

Schedule 3.9.	Liabilities

Schedule 3.12(a)(1).	Liens on Property and Assets

Schedule 3.12(a)(2).	Assets

Schedule 3.15.	Plans and Related Documents

Schedule 3.16.	Pending Tax Issues

Schedule 3.17.	Material Contracts

Schedule 3.18.	Pending Litigation, Claims or Investigations

Schedule 3.20.	Insurance

Schedule 3.22	Intellectual Property Used but Not Owned by the Company

Schedule 3.24.	Officers, Directors, Employees and Independent Contractors

Schedule 3.25	Independent Contractors

Schedule 5.2(c)	List of Officers of the Company

Schedule 5.2(k)	Material provisions of Section 338(h)(10) election

LIST OF EXHIBITS

Exhibit A	Form of Escrow Agreement

Exhibit B	Form of Seller’s Guaranty of Accounts Receivable

Exhibit C	Non-competition Agreement

Exhibit D	Form of Consulting Agreement

Exhibit E	Form of Office Lease

Exhibit F	Form of Seller’s Opinion of Counsel

Exhibit G	Form of Buyer’s Opinion of Counsel

v

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of October             , 2002 by and between HOOPER HOLMES, INC. (“Buyer”), a New York corporation, with its principal place of business located at 170 Mt. Airy Road, Basking Ridge, New Jersey 07920, and STEPHAN M. SCHECTOR, residing at 74 Riviera Drive South, Massapequa, New York 11758 (“Seller”).

WITNESSETH

WHEREAS, Seller owns all of the issued and outstanding shares of the common stock (the “Shares”) of “684” Associates, Ltd., d/b/a D & D Associates (the “Company”), a New York corporation; and

WHEREAS, Buyer desires to purchase the Shares from Seller and Seller desires to sell the Shares to Buyer, in accordance with the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions herein contained, the receipt and sufficiency whereof is acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1.    SALE AND PURCHASE OF SHARES.

At the Closing (as defined hereafter in Section 5.1), upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, all of the Shares against payment at the Closing of the Purchase Price (as defined in Section 2.1), less the amount escrowed as specified in Section 2.3, by wire transfer of immediately available funds to the account or accounts specified by Seller.

SECTION 2.    PURCHASE PRICE.

2.1    Base Purchase Price.

(a)  The aggregate base purchase price for the Shares as well as the Seller Noncompetition Agreement and the Schector Noncompetition Agreements (both of which are defined hereafter in Section 5.2), shall be Thirty-eight Million Dollars ($38,000,000.00) (the “Base Purchase Price”), subject to a sum to be held in escrow, as set forth in Section 2.3, and subject to the condition precedent that the minimum book value of the Company (assets less liabilities as determined in accordance with generally accepted accounting principles) at the time of the Closing shall be not less than Two Million Dollars ($2,000,000.00) which shall include a minimum of Five Hundred Thousand ($500,000.00) Dollars of cash on hand.(the “Minimum Book Value”). In the event that the Company’s book value is less than the Minimum Book Value as of the Closing, the Base Purchase Price shall be adjusted downward dollar for dollar equal to the amount that the book value is less than the Minimum Book Value.

(b)  The Minimum Book Value shall be determined according to the Company’s unaudited financial statements dated as of the Closing Date to be delivered by Seller to Buyer in accordance with Section 7.4 hereafter. In the event that such financial statements shall disclose that the book value of the Company is less than the Minimum Book Value, Seller shall pay the entire amount of the downward adjustment to Buyer by wire transfer of immediately available funds not later than fifteen (15) days following the delivery of the financial statements to Buyer. In the event that Seller fails to make any required payment to Buyer under this Section, Buyer may elect to set off any such amounts due it against any amount due Seller on or after such date pursuant to the Lease (as defined in Section 5.2(j)), the Consulting Agreement (as defined in Section 5.2(e), or the Earn Outs (as defined in Section 2.2).

(c)  The purchase price shall be increased by an amount calculated as the total estimated additional Federal and State income taxes that the Seller will have to pay as a result of the Buyer’s 338(h)(10) election (the “338 Payment”), it being the parties intent that the Seller shall realize approximately the same net after tax dollars from the transaction as he would have realized if the Buyer had not made the election. The amount of the 338 Payment shall be calculated in a manner consistent with the memo from Seller’s attorney dated October 10, 2002, a copy of which is attached hereto as Schedule 2.1(c). The 338 Payment shall be calculated and paid by Buyer to Seller within thirty (30) days of Buyer’s receipt of an appraisal of the D & D assets following the Closing, but not later than December 31, 2003. The 338 Payment by Buyer shall not exceed One Million Dollars ($1,000,000.00) provided that following the Closing, Buyer shall not have increased the value allocated to any assets passing to Buyer hereunder so as to result in an increase in the amount of ordinary income charged to Seller by more than Two Hundred Fifty Thousand Dollars ($250,000.00). If Buyer so increases the allocation so as to cause Seller an increase in ordinary income above Two Hundred Fifty Thousand Dollars ($250,000.00), Buyer shall reimburse Seller for such additional taxes within thirty (30) days of Seller’s written notice to Buyer of such requirement.

2.2    Performance Based Contingent Additional Purchase Price (the “Earn Out”).

(a)  Buyer shall pay Seller not later than sixty (60) days after the end of the Measurement Period as defined hereafter, the additional sum of One Million

Dollars ($1,000,000) if and only if the gross revenues generated by the Company (the “Gross Revenues”) during the twelve (12) month period immediately following the Closing (the “Measurement Period”) are equal to or exceed Thirty-two Million Dollars ($32,000,000.00) (the “Gross Revenues Target”). In the event that the Gross Revenues during the Measurement Period total less than the Gross Revenues Target, then Buyer shall not be obligated to pay Seller any Earn Out amount based on Gross Revenues pursuant to this subparagraph.

(b)  Buyer shall pay Seller not later than sixty (60) days after the end of the Measurement Period the additional sum of Two Million Dollars ($2,000,000) if and only if the earnings before subtracting interest expense, taxes, depreciation, and amortization, as described in accordance with generally accepted accounting principles ( the “EBITDA”), generated by the Company during the Measurement Period are equal to or exceed Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the “EBITDA Target”). In the event that the EBITDA during the Measurement Period totals less than the EBITDA Target, then Buyer shall not be obligated to pay Seller any Earn Out amount based on EBITDA pursuant to this subparagraph. In calculating EBITDA for the purposes of this paragraph, i) the salary any executive hired by Buyer to replace Seller shall be limited to Two Hundred Seventy Five Thousand ($275,000.00) Dollars, ii) salaries of new executives not involved in actual sales who may be hired for the purpose of expanding the business of the Company beyond the current locations shall be excluded, iii) raises to existing employees shall be limited to an average of five (5%) per annum, iv) all inter-company charges shall be eliminated, v) expenses for rent shall be limited to the current locations, vi) all other charges shall be in proportion to the expenses incurred by the Company during the year ended December 31, 2001 as adjusted; and vii) the cost of the salaries and benefits for no more than two additional staff members hired subsequent to the Closing Date may be included.

2.3    Liability Escrow.

Subject to the provisions of subparagraph (b) below, the sum of Two Million Dollars ($2,000,000) of the Base Purchase Price (the “Liability Escrow”) shall be deposited by Buyer at Closing with Buyer’s attorneys (“Escrow Agent”) pursuant to an escrow agreement in the form attached hereto as Exhibit A (the Escrow Agreement). The Liability Escrow shall be retained by Escrow Agent in an interest bearing account for a period of one (1) year (the “Liability Escrow Period”). Thirty (30) Days after the end of the Liability Escrow Period, Escrow Agent shall pay to Seller the Liability Escrow (plus the interest earned thereon) minus the value of all liabilities, relating to the period prior to the closing, incurred by Buyer as a result of its purchase of the Shares, including but not limited to the guaranty of the Accounts Receivable as provided in Section 3.31, provided that such liabilities were not disclosed by the Company on the Company’s September 30, 2002 balance sheet or had not been disclosed by the Company to Buyer in writing at or prior to the Closing. In the event that an undisclosed or unknown liability becomes known to either of the parties during the Liability Escrow Period, the party acquiring notice of the liability, or the potential for such liability, shall notify the other party to this Agreement within 10 business days, specifying the nature of the liability or claim and the amount reasonably believed to be involved, and Buyer will instruct the Escrow Agent to satisfy such liability unless Seller agrees to do so first, or unless Seller disputes the liability in accordance with Section 12.3 of this Agreement.

SECTION 3.    REPRESENTATIONS AND WARRANTIES OF SELLER.

Based upon his own actual or constructive knowledge, and after due inquiry of all officers and key personnel of the Company, Seller hereby represents and warrants to Buyer as of the date hereof and the date of Closing as follows:

3.1    Corporate Organization.  The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its property and to carry on its business as it is now being conducted, and to perform all of its obligations under agreements to which it is a party. Copies of the current articles of incorporation and bylaws of the Company, as amended, have been heretofore delivered by Seller to Buyer, and are complete and correct as of the date of this Agreement.

3.2    Qualification.  The Company is duly qualified and authorized to do business and is in good standing under the laws of each jurisdiction in which the character of the properties owned or leased or the nature of the activities conducted by it make such qualification necessary, except where failure to so qualify does not have a material adverse effect on the assets, financial condition, results of operations or business of the Company. Each such jurisdiction is listed on Schedule 3.2 of this Agreement.

3.3    Subsidiaries.  The Company does not own, directly or indirectly, or have an option, right, agreement or commitment to acquire any capital stock or equity securities of any corporation, nor does it own or have an option, right, agreement or commitment to acquire any direct or indirect equity or ownership interest in any partnerships, joint ventures, corporations, trusts or other entities or businesses.

3.4    Authority.  Seller has all the necessary power and authority to enter into this Agreement and all other agreements and instruments contemplated by this Agreement to be executed and delivered by Seller and has the requisite power to perform his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. No consent of any third party is required as a prerequisite to Seller entering into this Agreement. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Seller, enforceable against him in accordance with its terms, subject to the general laws of application relating to bankruptcy, insolvency and other similar laws affecting creditor’s rights and to general principles of equity.

3.5    No Violation or Conflict.    (a)  Except as set forth in Schedule 3.5, neither the execution, delivery and performance of this Agreement by Seller nor the consummation of the transactions contemplated hereby will (1) conflict with, violate or result in a breach of, any provision of the articles of incorporation or bylaws of the Company; (2) conflict with or violate any statute, law, ordinance, rule, regulation, judgment, order or decree of any court or any governmental or regulatory body or agency or authority applicable to Seller or the Company, or by which any of the Shares or the Company’s properties are bound or affected, or (3) constitute or result in a violation or breach of, or constitute a default (with or without giving of notice or the lapse of time or both) under, or give rise to any right of termination, amendment, cancellation or acceleration of, or result in a loss of any material benefit, or the creation of a Lien (as defined below) on any of the properties or assets of the Company (any such breach, default, right of termination, amendment, cancellation, loss or creation being a “Violation”) pursuant to any note, bond, mortgage, indenture, license, franchise, permit, lease, agreement, arrangement, commitment, contract, plan or other instrument or obligation to which Seller or the Company is a party, or by which any of the Shares or the Company’s properties or assets may be bound or affected, except where such violation, breach, default, or right of termination, amendment, cancellation or acceleration does not have a material adverse effect on the assets, financial condition, results of operations or business of the Company. For purposes of this Agreement, the term “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, claim, security interest, or encumbrance of any kind with respect to such asset.

(b)  The Company is not in conflict with or in violation of (1) any provision of its articles of incorporation, bylaws, or comparable organizational documents, (2) any statute, law, ordinance, rule, regulation, judgment, order or decree applicable to it or by which any of its properties or assets may be bound or affected, except where such conflict or violation does not have a material adverse effect on the assets, financial condition, results of operations or business of the Company, or (3) any note, bond, mortgage, indenture, license, franchise, permit, lease, agreement, arrangement, commitment, contract, plan or other instrument or obligation to which the Company is a party, or by which any of its properties may be bound or affected, except where such conflict or violation does not have a material adverse effect on the assets, financial condition, results of operations or business of the Company.

3.6    Capitalization.    The authorized capital stock of the Company consists of 200 shares of common stock, no par value per share, and as of the date of this Agreement, there are issued and outstanding 200 shares. All of the

Shares have been duly authorized and validly issued, and are fully paid and non-assessable, and were issued in compliance with the securities laws of all applicable jurisdictions and were not issued in violation of any person’s preemptive rights. Seller is, and will be at Closing, the sole owner of record and beneficial owner and holder of the Shares, free and clear of all liens, claims, options, charges, encumbrances, pledges, voting trusts, security interests or other defects in title, and restrictions of any nature, including, in that limitation, any restriction on the right to vote, sell or otherwise dispose of such capital stock or ownership interest (collectively, “Restrictions”). There are no options, warrants, rights, calls, conversion rights, subscriptions, or other agreement, commitments or understandings of any nature whatsoever, fixed or contingent, that directly or indirectly (a) call for the issuance, sale, pledge or transfer or other disposition of any Shares or of any other capital stock of the Company or any securities convertible into or exchangeable for, or rights to acquire, any such Shares or other capital stock of the Company; (b) obligate Seller or the Company to grant, offer, or enter into any of the foregoing; or (c) relate to the voting control of such Shares, capital, stock, securities or rights.

3.7    Financial Statements.    Seller has furnished Buyer with copies of the Company’s audited “Statements of Financial Position” for the 12 months ended December 31, 2001 and reviewed Financial Statements for the 9 months ended September 30, 2002. Such Statements are attached hereto as Schedule 3.7, and have been based upon information contained in the Company’s books and records, are true and correct in all respects, have been prepared in accordance with the modified cash basis principles of accounting, consistently applied throughout the periods indicated, and present fairly the financial conditions and results of operations of the Company as of the times and for the periods referred to therein.

3.8    Absence of Material Adverse Changes.    Since September 30, 2002, unless otherwise disclosed in Schedule 3.8 attached hereto, the Company has conducted its business only in the ordinary course and in a manner consistent with past practice and there has not been any transaction, commitment, dispute, development or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business), including, without limitation, 1) the Company suffering any damage, destruction or similar loss to its assets or properties as a result of flood, fire, explosion or other casualty (whether or not covered by insurance), 2) the resignation, retirement or material complaint of any employee who is important to the management of the Company or the relationships with any third-party or entity which was a substantial source of business or business referrals to the Company over the two-year period prior to the date hereof; 3) the adverse change in any third-party relationships with Seller or the Company involving any person or entity which was a substantial source of business or business referrals to the Company, or of any physician or group of physicians who provided an important source of medical examinations for the Company, over the two-year period prior to the date hereof; 4) any material decrease, or the notice that any material decrease in the level of business expected might occur, in the 1-year period immediately following the Closing from any of Allstate, Liberty Mutual, Nationwide, or State Farm Insurance Company, or 5) any other fact or event giving Seller cause to believe that the expected level of business of the Company after the Closing Date is likely to be materially less than the level of business enjoyed by the Company over the one-year period immediately prior to the date hereof, which has had or which can reasonably be expected to cause a material adverse change in the financial condition, results of operations, or business of the Company, or in the net equity of the shareholders thereof. For the purposes of this paragraph “material” shall refer to any act, event, or omission having a value individually or in the aggregate, of at least Ten Thousand Dollars ($10,000.00).

3.9    Absence of Undisclosed Liabilities.    Except for liabilities or obligations which (a) are fully disclosed or provided for in the Statements of Financial Position as of September 30, 2002, (b) are disclosed or referred to in Schedule 3.9 attached hereto, or (c) were incurred in the ordinary course of business since September 30, 2002 and consistent with the Company’s prior experiences, the Company has no material liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent or otherwise (including, without limitation, liability as guarantor or otherwise with respect to obligations of others) and whether due or to become due, and there is no existing condition, situation, or set of circumstances which could be expected to result in such a liability that is not fully disclosed or provided for in the Statements of Financial Position, except for liabilities or obligations (a) disclosed or referred to in Schedule 3.9 attached hereto, or (b) incurred in the ordinary course of business since September 30, 2002 and consistent with prior experiences, which cannot reasonably be expected to cause a material adverse change in the financial condition, results of operations or business of the Company.

3.10    Consents and Approvals.    (a)  No consent, order, approval or authorization or permit of, or the exemption by or registration or filing with, or notification to (any such consent, approval, authorization, permit, exemption, registration, filing or notification being a “Consent”), any governmental, regulatory or administrative agency, commission or authority, domestic or foreign (a “Governmental Entity”), is necessary or required to be obtained or given or waiting period required to expire as a condition to the execution, delivery and performance of this Agreement by Seller or the consummation by Seller of the sale of the Shares; and (b) No consent, approval, waiver or other action by any person under any contract, agreement, indenture, lease, instrument or other document to which Seller or the Company, or any of their respective properties may be bound or affected, is required or necessary for the execution, delivery and performance of this Agreement by Seller or the consummation by Seller of the sale of the Shares where the failure to obtain such consent, approval, waiver or other action will have a material adverse effect on the assets, financial condition, results of operations or business of the Company.

3.11    Broker.    Seller has retained RSM EquiCo to perform certain services on behalf of Seller in connection with the transactions contemplated by this Agreement, and Seller covenants to make payment to RSM EquiCo pursuant to a separate agreement with such party and as long as the Buyer has acted in good faith, Seller will defend, hold harmless and indemnify Buyer from any and all claims by such party arising out of the engagement described. No other broker, finder, investment bank or other party or agent performing similar investment banking functions has been retained or is entitled to be paid based upon any agreements, arrangements or understandings made by Seller in connection with the consummation of the transactions contemplated by this Agreement.

3.12    Property and Assets.

(a)  Seller has good and marketable title to the Shares, and the Company has good and marketable title to, or in the case of leased property or assets, has a valid leasehold interest in, all properties and assets (whether real, personal, tangible or intangible) reflected in the Statements of Financial Position and all properties and assets acquired by the Company since September 30, 2002. Except as set forth in Schedule 3.12(a)(1) of this Agreement, none of such property and assets is subject to any Liens, except (1) Liens for current taxes which are not yet due and payable and for which the Company has accrued sufficient reserves, and (2) Liens which individually or in the aggregate do not materially and adversely interfere with the present or intended use(s) of, or materially and adversely detract from the value of such property or assets. The assets of the Company are set forth in Schedule 3.12(a)(2) and are sufficient for the conduct of its business as currently conducted and are in good operating condition and repair for the conduct of its business.

(b)  To Seller’s actual knowledge after due inquiry, there are no developments affecting the Shares or the Company’s properties or assets pending or threatened which might detract from the value of such properties or assets as now used, or interfere with any present or intended use of the Shares or the Company’s property or assets where such detractions or interference may individually or in the aggregate, reasonably be expected to have a material effect on the Shares or the Company’s assets, financial condition, results of operations or business of the Company.

3.13    No Other Stock Purchase Agreements.    Except for the rights of Buyer under this Agreement, there are no options, agreements, contracts or other rights in existence involving either Seller or the Company to purchase or acquire the Shares, in whole or in part, or any other shares of stock in the Company, whether now or hereafter authorized or issued. Additionally there are no options, agreements, contracts or other rights in existence to purchase or acquire from the Company any of its material assets.

3.14    Warranty of Ownership of Shares.    Seller is, and will be at the Closing, the record and beneficial owner of all of the Shares, and at the Closing will have good, valid and marketable title, and full voting power with respect to all such Shares, free and clear of all restrictions with complete and unrestricted power. Upon delivery of the Shares at the Closing, Buyer will receive good, valid and marketable title with full voting power with respect to all the Shares, free and clear of all restrictions.

3.15    Employee Plans and Agreements.

(a)  Plans and Related Documents.    Schedule 3.15 of this Agreement lists the Company’s 401K Plan (the “401K Plan”) and its medical, dental and all other employee benefit plans, including any deferred compensation or top-hat plans to a select group of management and highly compensated employees (the “Employee Plans”), such plans being the Company’s only employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Except for the Employee Plans listed on Schedule 3.15, there are no other employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which the Company is a party, with respect to which the Company has or could incur any obligations or liability or which are maintained, contributed to, or sponsored by the Company for the benefit of any current or former employee, officer or director of the Company, including any deferred compensation or top-hat plans to a select group of management and highly compensated employees. The Company has no commitment (1) to create, incur liability with respect to, or cause to exist, any other employee benefit plan, program or arrangement, (2) to enter into any contract or agreement to provide compensation or benefits to any individual or (3) to modify, change or terminate any Employee Plan, other than with respect to a modification, change or termination required by ERISA or the Internal Revenue Code of 1986, as amended (the “Code”), except as required by law.

(b)  Absence of Certain Types of Plans.    None of the Employee Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001 (a)(3) or ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001 (a)(15) or ERISA) for which the Company could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). Except as identified to Buyer pursuant to Section 3.15(a) hereof, none of the Employee Plans obligates the Company to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or as a result of a “change in control” with respect to the Company, within the meaning of such terms under Section 280G of the Code. Except as set forth in Schedule 3.15, none of the Employee Plans provides for or promises retiree medical or life insurance benefits to any current or former employee, officer or director of the Company.

(c)  Compliance with Applicable Law.    Each Employee Plan has been operated in all respects in accordance with the requirement of all applicable laws, including, without limitation, ERISA and the Code. The Company has performed all obligations required to be performed by it, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Employee Plan. Unless otherwise disclosed in Schedule 3.15 attached hereto, no legal action, suit or claim is pending or, to the best of Seller’ knowledge after due inquiry, threatened with respect to any Employee Plan.

(d)  Qualification of Plans.    Each Employee Plan which is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter of the Internal Revenue Service (the “IRS”) that it is so qualified and each trust established in connection with any Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a favorable determination letter from the IRS that it is so exempt, and to the best of Company’s knowledge, no fact or event has occurred since the date of such determination letter from the IRS to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust.

(e)  Absence of Certain Liabilities and Events.    To the best of Seller’s and Company’s knowledge, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan. The Company has not incurred any liability for any excise tax arising under Sections 4971, 4972, 4976, 4977, 4979, 4980, 4980B or 5000 of the Code. The Company has not incurred any liability under, arising out of, or by operation of, Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (1) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (2) the withdrawal from any Multiemployer Plan or Multiple Employer Plan. No complete or partial termination has occurred within the five years preceding the date hereof with respect to any Employee Plan governed by or subject to ERISA. No reportable event (within the meaning of Section 4043 of ERISA) has occurred or is expected to occur with respect to any Employee Plan subject to Title IV of ERISA. No Employee Plan had an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently audited plan year of such Employee Plan. To the best of Seller’s and Company’s knowledge, none of the assets of the Company is the subject of any Lien arising under Section 302(f) of ERISA or Section 412(n) of the Code. The Company has not been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code.

(f)  Plan Contributions and Funding.    All contributions, premiums, or payments required to be made with respect to any Employee Plan have been made, and all such contributions, premiums, or payments have been made on or before their due dates, except where the failure to make such contributions, premiums or payments on or before such due dates does not have a material adverse effect on the Shares, or the assets, financial condition, results of operations or business of the Company. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Entity and no fact or event exists which could give rise to any such challenge or disallowance. As of the Closing, no Employee Plan which is subject to Title IV of ERISA will have an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA). No funded plan, arrangement or policy covering employees, officers or directors of the Company employed outside of the United States has any unfunded liabilities that are not fully reflected in the Statements of Financial Position.

3.16    Taxes.    (a)  For purposes of this Agreement, the term “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, withholding, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth or environmental taxes; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges.

(b)  The Company has filed individually, or has obtained valid and effective extensions of time to file, statements with the appropriate Governmental Entities, all tax returns and reports required to be filed by it on or before the Closing Date, and has timely and fully paid and discharged all Taxes shown as due thereon, including, without limitation, all applicable state and local ad valorem taxes as are due on any of its properties, assets, revenues, income and franchises, other than those currently payable without penalty or interest for which reserves have been established and disclosed to Buyer. The provisions for Taxes reflected in the Statements of Financial Position are adequate for any and all Taxes accruable through the periods ending on the dates thereof, whether or not disputed. Since September 30, 2002, no tax liability has been incurred by the Company other than in the ordinary course of business. Except as set forth in Schedule 3.16, no waiver of any statute of limitations relating to Taxes has been executed or given by the Company. Except as set forth in Schedule 3.16, there are no present disputes as to Taxes of any nature due and payable by the Company, or which any Governmental Entity asserts are due and payable, and no audit, collection proceeding, or investigation is pending or threatened by any Governmental Entity with respect to Taxes owed or alleged to be owed by the Company. No consent under Section 341(f) of the Code has been filed with respect to the Company. There are no tax liens on any assets of the Company. Each of Seller and the Company (1) has paid or provided for all Taxes due or accrued, including all tax assessments and levies imposed upon Seller, or the Company and its properties arising out of the business of the Company, and (2) has withheld all amounts required to be withheld by any tax jurisdiction to which the Seller or the Company is subject arising out of the business of the Company.

(c)  Neither Seller nor the Company is a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. No acceleration of the vesting schedule for any property that is substantially invested within the meaning of the regulations under Section 83 of the Code will occur in connection with the transactions contemplated by this Agreement. The Company has not been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax has not expired. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company is not subject to accumulated earnings tax or personal holding company tax. The Company has no (1) income reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in or a change in accounting method made for a period ending on or prior to the Closing Date that resulted in a deferred reporting of income from such transaction or from such change in accounting method, or (2) deferred gain or loss arising out of any deferred inter-company transaction.

(d)  Except as set forth on Schedule 3.16, there are no proposed reassessments of any property owned by the Company or other proposals or proposed assessments that could increase the amount of any Tax to which the Company would be subject. The Company is not obligated under any agreement with respect to industrial development bonds or similar obligations with respect to which the excludability from gross income of the holder for federal income tax purposes could be affected by the transactions contemplated hereunder. The Company is not a party to, and has no existing or potential liability under, any tax-sharing or tax-allocation agreement with Seller or any other party. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(e)  In any situation in which the Company has treated an individual providing services to it as an independent contractor, to the best of Seller’s and Company’s knowledge, such treatment has been correct for withholding, payroll and employment/ unemployment tax purposes.

3.17    Material Contracts.    (a)  Schedule 3.17  hereto lists all agreements, contracts, franchises, indentures, guarantees, plans, leases, rent or occupancy agreements, licenses, installment sales agreements, conditional sales agreements, indentures, letters of credit, evidences of indebtedness, arrangements, commitments, powers of attorney, promises, assurances, undertakings, commitments or other obligations (collectively, “Contracts”) of the Company, of the types set forth below:

1.	Each Contract that involves the performances of services or delivery of goods or materials by the Company of an amount or a value in excess of $10,000 annually;

2.	Each Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property by or of the Company;

3.
Each Contract with, or programs or policies applicable to, employees of the Company that provides for (a) severance or termination pay liabilities or obligations in the event that the employment or retention of any employee of the Company is terminated, or (b) the payment of sales or performance incentive bonuses;

4.
Each Contract which in any way limits or purports to limit the Company from carrying on its business activities or limits or purports to limit the freedom of the Company to compete or engage in any line of business or with any person or in any area or which would otherwise limit or purports to limit the Company’s business or operations after the Closing;

5.
Each Contract relating to indebtedness for borrowed or loaned money or the deferred purchase of property, real or personal, whether incurred, assumed, guaranteed, or secured by any asset, involving in any one case in excess of $10,000;

6.
The forms of Contract entered into by the Company and its independent contractor physicians, and copies of any agreements entered into by the Company and any independent contractor physician which materially deviates in substance (financial or otherwise) from such form;

7.	Each Contract with any officer, director or shareholder of the Company;

8.	Each Contract for capital expenditures by the Company in excess of $10,000;

9.	Each Contract with any employee, written or oral, providing for future compensation and/or a guaranteed term of employment;

10.	Each written partnership or joint venture arrangement or agreement entered into, assumed or acquired by the Company;

11.	Each Contract between the Company and any paramedical examination company;

12.	Any other Contract not made in the ordinary course of business which is material to the Company (financial or otherwise);

13.	Each Contract with an insurance carrier under which the Company is to provide services; and

14.
Any other Contract in an amount in excess of $10,000 to which the Company is a party or under which it or its assets are bound which is for a term which extends beyond one year after the Closing, unless such Contract can be terminated by the Company, without cause, on notice of not longer than 180 days and without liability, penalty or premium.

(b)  All of the Contracts listed in Schedule 3.17 to this Agreement are in full force and effect, are valid and binding obligations of the Company, enforceable in accordance with their terms, subject to the general laws of application relating to bankruptcy, insolvency and other similar laws affecting creditor’s rights and, subject, as to enforceability, to general principles of equity, and neither the Company nor, to the best of Seller’s knowledge after due inquiry, any other party thereto is in material default, and there are no existing conditions or events that have occurred which (with or without giving of notice or the lapse of time or both) would constitute a material default under the terms of such Contracts or serve as a basis for force majeure or other claim of excusable delay or nonperformance thereunder.

(c)  To the best of Seller’s knowledge after due inquiry, except as may have arisen in the ordinary course of the Company’s business and consistent with Seller’s prior experiences, there are no pending, proposed, requested or threatened negotiations or renegotiations of, or attempts to renegotiate, or outstanding rights to renegotiate, any material terms, amounts paid or payable to the Company under current or completed Contracts listed in Schedule 3.17 of this Agreement with any person.

3.18    Absence of Litigation.    Except as set forth in Schedule 3.18 of this Agreement, there are no actions, suits, proceedings, claims or investigations pending, or to the best of Seller’s and Company’s knowledge threatened in writing, in any court, before any Governmental Entity or in any arbitration or mediation proceeding against, by or affecting the Seller, the Company or its business, properties or assets, including but not limited to actions involving clients or customers, employees, or alleging professional malpractice, or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement.

3.19    Compliance with Requirements.    The Company is in compliance with all laws, regulations and orders applicable to it or the conduct or operations of its business or the ownership or use of any of its assets or properties, including all fire, zoning and property codes.

3.20    Insurance.    All casualty, property damage, key man, general liability, professional liability, workers’ compensation and other policies or binders of insurance and programs of self-insurance currently in effect covering the properties, assets, employees, business and operations of the Company are listed and accurately described on Schedule 3.20 of this Agreement, and true and complete copies thereof have been made available to Buyer for its review, which copies include all amendments, supplements, and modifications thereto. Such description includes reasonably complete details concerning such policies, identifying, among other things: (a) the issuer of the policy, (b) the amount of coverage still available and outstanding under each policy, (c) whether each such policy is “claims made” or “occurrences” policy, (d) all claims filed by the Company under each policy within the past five (5) years, (e) the annual premium for each policy, and (f) any provision for reimbursement to the insurer or retrospective premium adjustments. All such policies are in full force and effect, all premiums thereon have been paid and the Company has materially complied with the provisions of such policies. There is no material default with respect to any provision contained in any such policy, and there has not been any failure to give any notice or present any claim under any such policy in a timely and appropriate manner. No notice of cancellation or non-renewal with respect to, or disallowance of any claim made under, any such policy has been received by Seller or the Company. All of the assets and properties of the Company, whether owned or leased, are insured in such amounts customarily carried by comparable businesses. The Company carries insurance against personal injury and property damage to third parties and in respect to its services and operations to the extent necessary for the operations of the Company. All policies identified on Schedule 3.20 are on the date hereof, and will be at Closing, in full force and effect.

3.21    Environmental Matters.

(a)  The Company has obtained all permits, licenses and other authorizations which are required with respect of the operation of its business under all applicable federal, state or local law, statute, ordinance, rule, regulation, code, permit, consent, approval, license, judgment, order, writ, decree, injunction, agreement or other authorization or mandate by any Governmental Entity relating to (1) pollution, waste disposal (including, but not limited to biohazard medical waste), or the protection, preservation or restoration of the environment, and (2) the use, treatment, storage, release or disposal, recycling, generation, processing, labeling, manufacture, production, sale, transportation or shipment of any hazardous or toxic waste, material, substances, products or by-products.

(b)  To the best of Seller’s knowledge after due inquiry, the Company is in compliance with all environmental laws.

(c)  (1)  There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, or demand letter pending or threatened in writing relating to the Company’s business or any real property or facility owned, leased or operated by the Company or Seller, under any environmental law by any Governmental Entity or other person and (2) neither Seller nor the Company has received any written notification that Seller or the Company are a responsible party under any environmental law, including, without limitation, any written notice from the owner of any real property or other facility leased or operated by Seller or the Company or any violation of any environmental law or requiring Seller or the Company to take remedial action with respect to the presence of any hazardous substance on any part of the real properties or other facilities, owned, leased or operated by the Company or Seller.

3.22    Intellectual Property.    The Company maintains no trade or service marks which have been registered or for which an application for registration is pending, or writings for which a claim for copyright has been recorded or is pending. The Company is the owner and has all right, title and interest in and to any software used in the operation of the Company’s business except as disclosed on Schedule 3.22.

3.23    Labor and Employment Matters.    There are no controversies pending between the Company and any of its employees or independent contractors. Such controversies include, but are not limited to, complaints filed with the Equal Employment Opportunity Commission or its state or local counterparts, the National Labor Relations Board or other administrative agency, civil lawsuits filed in federal, state or local court, or other controversies that have been brought to Seller’s or the Company’s attention. The Company has complied in all material respects with all legal requirements relating to employment, equal employment opportunity, nondiscrimination, immigration (including having a Form I-9 for each employee), wages, hours, benefits, the payment of social security and similar taxes.

3.24    Employees.    Schedule 3.24 of this Agreement lists all of the officers, directors, employees and independent contractors employed or retained by the Company, and sets forth the following information for each employee: (a)

name and job title; (b) current compensation paid or payable and showing any change in compensation since December 31, 2001; (c) vacation and service credited for vesting in any pension, retirement, profit sharing, deferred compensation, stock option, cash bonus, savings, employee stock ownership, insurance, medical, welfare, vacation, and other employee benefit plans; and (d) current employment status, indicating whether such employee is actively employed, on leave of absence, on disability, or on workers’ compensation. From the date hereof until the date of closing Seller agrees that the Company will not increase the compensation of any such employees or pay out bonuses, except in the normal course of business and consistent with past practice. No increases in compensation, bonuses or dividends to shareholders will be paid from the date hereof until the date of closing except where such payments do not reduce the net book value of the Company below the required amount at closing pursuant to Section 2.1(a).

3.25    Independent Contractors.    The Company has not been a party or target of any investigation by federal, state, or local Governmental Entities or authorities, with respect to the status or classification of independent contractors. The Company has treated its independent contractors in a manner so as not to jeopardize their classification as such, and each independent contractor has a written contract with the Company and receives none of the benefits generally made available to employees of the Company. The Company has issued Form 1099s to every independent contractor who has performed work for it during the past five (5) years and earned at least $600.00 in a calendar year, and Schedule 3.25 is a list of all such independent contractors to whom the Company paid or caused to be paid fees of at least $10,000.00 in the one-year period immediately preceding the date of this Agreement.

3.26    Bankruptcy.    The Company is not bankrupt or insolvent nor has it committed any act of bankruptcy or insolvency or assigned any of its assets or estate for the benefit of creditors or entered into any scheme or arrangement with creditors.

3.27    Full Disclosure.    None of the information provided by Seller in connection with this Agreement, including, without limitation, all of the representations and warranties of Seller contained in this Agreement and in any exhibit and schedule attached hereto, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. All documents furnished by Seller or the Company to Buyer pursuant to or in connection with this Agreement are true and complete copies and there are no amendments or modifications to such documents which have not been furnished to Buyer.

3.28    Licenses and Permits.    The Company has all licenses and permits required to operate its business in full compliance with all federal, state and local statutes and regulations and in accordance with its current practice.

3.29    Compliance with Laws.    The Company is in compliance in all material aspects and not in violation of any federal, state, or local statutes, regulations and administrative orders.

3.30    No Questionable Practices.    Neither Seller nor the Company, nor any officer, director, or to the knowledge of Seller or the Company, any employee, of the Company has directly, or indirectly, made, promised to make, or authorized the making of an offer, payment or gift of money or anything of value to any governmental official, political party or official thereof, candidate for political office or employee, agent or fiduciary of a customer or client, to obtain a contract for or to influence a decision in favor of the Company where such offer, payment or gift was or would be, if made, in violation of any applicable law or regulation, or any policy of any such customer.

3.31    Status and Guaranty of Accounts Receivable.    Seller will deliver to Buyer at the Closing a list of all accounts receivable of the Company dated as of the end of the previous business day (the “Accounts Receivable”). Seller represents and warrants that the Accounts Receivable have arisen (and will arise) in the ordinary course of business, represent valid obligations to the Company and are or will be collectable in full in the ordinary course of business. At the Closing Seller will execute and deliver to Buyer Seller’s guaranty (the “Guaranty”) of the collection of ninety percent (90%) of the Accounts Receivable within the one (1) year period immediately following the Closing in the form attached as Exhibit B.

SECTION 4.    REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer hereby represents and warrants to Seller as follows:

4.1    Corporate Organization.    Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of New York and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and to perform all of its obligations under agreements to which it is a party.

4.2    Authority.    Buyer has all the necessary power and authority (corporate and other) to enter into this Agreement and all other agreements and instruments contemplated by this Agreement to be executed and delivered by Buyer and Buyer has the requisite power to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate and other) on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the general laws of application relating to bankruptcy, insolvency and other similar laws affecting creditor’s rights and, subject, as to enforceability, to general principles of equity.

4.3    No Violation or Conflict.    Neither the execution, delivery and performance of this Agreement by Buyer nor the consummation of the transactions contemplated hereby will (a) conflict with, violate or result in a breach of, any provision of the articles of incorporation or bylaws of Buyer; (b) conflict with or violate any statute, law, ordinance, rule, regulation, judgment, order or decree of any court or any governmental or regulatory body or agency or authority applicable to Buyer or by which any of its properties are bound or affected, except where such conflict or violation does not have a material adverse effect on the assets, financial condition, results of operations or business of Buyer, which conflict or violations would have a material adverse effect on the ability of Buyer to perform its obligations hereunder; or (c) constitute or result in a violation pursuant to any note, bond, mortgage, indenture, license, franchise, permit, lease, agreement, arrangement, commitment, contract, plan or other instrument or obligation to which Buyer is a party or by which any of its properties or assets may be bound or affected.

4.4    Consents and Approvals.    No Consent of any Governmental Entity is necessary or required to be obtained by Buyer or waiting period required to expire as a condition to the execution, delivery and performance of this Agreement by Buyer or the consummation by Buyer of the purchase of the Shares.

4.5    Brokers.    Buyer has retained A.G. Edwards Investment Banking to perform certain services for Buyer in connection with the transactions contemplated by this Agreement, and Buyer agrees to pay for all such services performed on account of the transactions contemplated hereby pursuant to a separate agreement with A.G. Edwards Investment Banking and as long as Seller has acted in good faith, Buyer will defend, hold harmless and indemnify Seller from any and all claims by such party arising out of the engagement described. No other broker, finder, investment bank or other party or agent performing similar investment banking functions has been retained or is entitled to be paid based upon any agreements, arrangements or understandings made by Buyer in connection with the consummation of the transactions contemplated by this Agreement.

4.6    Financing.    Buyer has and will have at the Closing sufficient funds to pay the Purchase Price

4.7    Litigation.    There is no action, suit, claim or proceeding of any nature pending, or, to the knowledge of Buyer threatened, against Buyer, or its properties (tangible or intangible) or any of its officers or directors in their capacity as such officers and directors, nor, to the knowledge of Buyer are there any investigations pending or threatened against Buyer, its properties or any of their officers or directors in their capacity as such officers or directors that would in any way threaten the validity or timeliness of the transactions contemplated herein.

4.8    Insurance.    Buyer maintains adequate insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Buyer. All premiums due and payable under all such policies and bonds have been or will be paid, and Buyer is otherwise in compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).

4.9    American Stock Exchange Listing.    Buyer’s Common Stock is traded on the American Stock Exchange (“AME”). There is no action or proceeding pending or, to the knowledge of Buyer, threatened against Buyer by the AME or the National Association of Securities Dealers (the “NASD”) with respect to any intention by such entities to delist Buyer’s Common Stock from the AME.

SECTION 5.    THE CLOSING.

5.1    Time and Place.    The closing of the purchase and sale of the Shares by Seller to Buyer (the “Closing”) shall take place at the offices of the Buyer’s attorneys at 10 Washington Street, Morristown, New Jersey, 07963-0905 at 10:00 a.m. (local time) on October     , 2002 or at such other date, time and such other place as may be mutually agreed upon by Seller and Buyer. The date and time of the Closing shall be referred to herein as the “Closing Date”.

5.2    Seller’s Obligations at the Closing.    At the Closing, Seller shall deliver to Buyer:

(a)  Certificates issued in the name of Seller representing the Shares, duly endorsed or accompanied by stock powers duly executed in blank for transfer to Buyer;

(b)  All such other documents, instruments, certificates and other items required to be delivered by Seller to Buyer at or prior to the Closing pursuant to this Agreement or as may be reasonably requested by Buyer or otherwise required in connection therewith, and without further consideration, Seller shall execute and deliver to Buyer such further instruments as Buyer may reasonably request in order to effect, evidence or facilitate the transfer of the legal and beneficial title to, and sole possession of the Shares to Buyer and the consummation of the transactions contemplated by this Agreement;

(c)  Duly executed resignations from all incumbent officers and; directors of the Company, all of which are listed on Schedule 5.2(c);

(d)  A duly executed Non-Competition Agreement (the “Seller Non-Competition Agreement”) in the form attached hereto as Exhibit C in which Seller agrees that he will not compete with Buyer in any business in which the Company is engaged as of the Closing Date for a period of five (5) years from the Closing Date anywhere in the United States of America;

(e)  A duly executed Consulting Agreement (the “Consulting Agreement”) between Seller and Buyer, in the form attached hereto as Exhibit D, pursuant to which Seller agrees to perform such transition services related to the Company’s business as may reasonably be requested by Buyer up to twenty-four (24) hours per week for the period of one (1) year following the Closing, plus one (1) additional option year of up to twelve (12) hours per week that may be exercised by Buyer in its reasonable discretion;

(f)  Duly executed resignations by Linda and Gerard Schector from the employment of the Company as of the Closing Date and releases from any and all employment contracts that either may have with the Company;

(g)  Duly executed releases by Linda and Gerard Schector releasing any ownership interests or liens, of whatever nature, that either may have in the Shares or the Company;

(h)  Duly executed Noncompetition Agreements by Linda and Gerard Schector (the “Schector Non-Competition Agreements”) in the form of Exhibit B in which each of them agrees that neither she nor he will compete with Buyer in any business in which the Company is engaged as of the Closing Date for a period of three (3) years from the Closing Date anywhere in the United States of America;

(i)  Duly executed employment agreements containing five (5) year noncompetition, and retention provisions between Buyer, Brian Darmody, Anthony Minichini, George Vadyak, Michael Luisi, and such other persons currently employed by the Company as Buyer may identify in advance of the Closing in Buyer’s sole and absolute discretion, all on terms and conditions acceptable to Buyer in its sole and absolute discretion;

(j)  A lease containing the terms and executed in the form attached hereto as Exhibit E (the “Lease”) for the current office space of the Company for a term of two 2 years and with a renewal option for 2 additional years that may be exercised by Buyer in its sole discretion;

(k)  A duly executed consent by both Seller and Buyer to exercise a Section 338(h)(10) election under the Code concerning the tax treatment for the Shares purchased containing the provisions shown in Schedule 5.2(k) attached hereto;

(l)  Buyer shall have received audited financial statements of the Company for the period ending December 31, 2001, and unaudited statements for the period ending September 30, 2002, all prepared by KPMG, LLP and reasonably acceptable to Buyer;

(m)  A duly executed certificate from Seller certifying that all representations and warranties are true and correct as of the Closing Date;

(n)  A duly executed certificate from Seller that the book value of the Company as of the Closing Date is not less than the Minimum Book Value;

(o)  The Company’s stock and minute book;

(p)  The Accounts Receivable list;

(q)  The Guaranty; and

(r)  An opinion of Seller’s counsel in the form annexed hereto as Exhibit F.

5.3    Buyer’s Obligations at the Closing.    At the Closing, Buyer shall deliver to Seller:

(a)  The Purchase Price in good cleared funds via wire transfer or certified bank check in the manner required by Sections 1 and 2 of this Agreement;

(b)  All such other documents, instruments, certificates and other items required to be delivered by Buyer to Seller at or prior to the Closing pursuant to this Agreement or as may be reasonably requested by Seller or otherwise required in connection therewith, and without further consideration, Buyer shall execute and deliver to Seller such further instruments as Seller may reasonably request in order to effect, evidence or facilitate the transfer of the legal and beneficial title to and sole possession of the Shares to Buyer and the consummation of the transactions contemplated by this Agreement;

(c)  A duly executed counterpart of the Seller Non-Competition Agreement, the Schector Noncompetition Agreements, the Lease, and the Consulting Agreement signed by Buyer;

A duly executed certificate from an officer of Buyer certifying that all Buyer’s representations and warranties are true and correct as of the Closing Date; and An opinion of Buyer’s counsel in the form annexed hereto as Exhibit G.

SECTION 6.    PRE-CLOSING COVENANTS OF SELLER.    Seller covenants that from the date of this Agreement until the Closing:

6.1    Representations and Warranties True at Closing.    All representations and warranties by Seller in this Agreement or in any written statement delivered to Buyer by Seller or any designee of Seller under this Agreement shall be true in all material respects on and as of the Closing Date as though made at that time, except for changes contemplated by this Agreement.

6.2    No Material Adverse Change.    During the period from the date of this Agreement to the Closing Date there shall be no material adverse loss, damage, or change, or no condition or occurrence which with the passage of time or the issuance of notice, or both, would result in a material loss, damage, or change to the Shares, the business of the Company, or the Company’s financial condition, including but not limited to 1) the resignation, retirement or material complaint of any employee who is material to the management of the Company or the relationships with any third-party or entity which was a substantial source of business or business referrals to the Company over the two-year period prior to the Closing Date as hereafter defined; 2) the adverse change in any third-party relationships with Seller or the Company involving any person or entity which was a substantial source of business or business referrals to the Company, or of any physician or group of physicians who provided an material source of medical examinations for the Company, over the two-year period prior to the Closing Date; 3) any material decrease or the notice that any material decrease in the level of business expected might occur in the 1-year period immediately following the Closing from any of Allstate, Liberty Mutual, Nationwide, or State Farm Insurance Company, or 4) any other fact or event giving Seller cause to believe that the expected level of business of the Company after the Closing Date is likely to be materially less than the level of business enjoyed by the Company over the one-year period immediately prior to the Closing Date. There shall have been no material adverse change in the Company’s financial position as shown on the Company’s financial statements provided to Buyer prior to the Closing Date.

6.3    Litigation.    No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or brought before any court, governmental agency or legislative body to enjoin, restrain, prohibit, obtain substantial damages in respect of or which is related to or arises out of this Agreement or the consummation of the transactions contemplated hereby or which is related to or arises out of the Company’s business or the Shares, if such action, proceeding, investigation, regulation or legislation in the reasonable judgment of the Buyer would make it inadvisable to consummate this transaction.

6.4    Access to the Company and Information.    Buyer and Buyer’s counsel, accountants and other representatives shall have access to the Company’s facilities and to appropriate business records of the Company.

6.5    Conduct Business in Ordinary Course.    Except with the consent in writing of Buyer and except as may be required to effect the transactions contemplated by this Agreement, Seller will cause the Company to conduct its business in the ordinary course and will promptly advise Buyer in writing of any destruction, damage to or loss of any asset, whether tangible or intangible, of the Company to be assigned or transferred to Buyer hereunder.

6.6    No Encumbrances.    Seller will not allow the Company to mortgage, pledge or otherwise encumber any of its asset to be assigned or transferred to Buyer hereunder.

6.7    Adverse Developments.    Seller will promptly advise Buyer in writing of any matter(s) arising or discovered after the date of this Agreement which, if existing or known at the date hereof would have a material and adverse effect on the assets or the financial position of the Company, including but not limited to the resignation, retirement or material complaint of any employee; the adverse change in any third-party relationships with Seller or the Company involving any person or entity which was a substantial source of business or business referrals to the Company over the one-year period prior to the Closing Date as hereafter defined; any material decrease or the notice that any material decrease in the level of business expected might occur in the 1-year period immediately following the Closing from any of Allstate, Liberty Mutual, Nationwide, or State Farm Insurance Company; or any material fact or event giving Seller cause to believe that the expected level of business of Buyer’s after the Closing Date of the within transaction is likely to be materially less than the level of business enjoyed by the Company over the year immediately prior to the Closing Date.

6.8    Preservation of Business Relationships.    Seller will use his best efforts and will cause the Company to use its best efforts to preserve and make available to Buyer their present relationships with all insurance claims representatives, insurance carriers, referral sources, independent contractors, employees and all others having business relationships with Seller and the Company, and will identify any significant relationships that have been negatively impacted.

6.9    Employee Retention Contribution.    Prior to the Closing Seller and Buyer each will contribute a pool of money in an amount and at such time as may be mutually agreeable to Buyer and Seller to be used to retain those current employees of the Company reasonably identified by Buyer as important to the continuing operation of the Company (“Seller’s Retention Contribution”).

6.10    Identification and Removal of all Personal Property and Memorabilia.    Not later than two (2) weeks prior to the Closing Seller will identify in writing to Buyer all personal property and memorabilia that is currently located in the Company’s offices but not owned by the Company and make arrangements for the removal of such property within thirty (30) days following the Closing.

SECTION 7.    POST-CLOSING COVENANTS OF SELLER.    From and after the Closing Seller covenants that it will perform the following:

7.1    Access to Information.    Seller will furnish to Buyer all information with respect to the affairs and business of the Company that Buyer may reasonably request.

7.2    Specific Waiver by Seller.    Effective upon the Closing, Seller shall be deemed to have waived, released, discharged and shall forego forever all claims that it may have as of the Closing Date against the Company.

7.3    Best Efforts.    Subject to the terms and conditions of this Agreement, Seller will use his best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including but not limited to the Section 338 H.10 election. In case at any time after the Closing any further action is necessary or desirable to carry out the purpose of this Agreement, Seller will take all reasonably necessary action or actions.

7.4    Additional Unaudited Financial Statements.    Not later than forty-five (45) days after the Closing Company will deliver to Buyer unaudited financial statements of the Company for the period ending September 30, 2002 and continuing through the Closing Date, all prepared by KPMG, LLP and reasonably acceptable to Buyer said statements will be prepared on a basis consistent with the December 31,2001 financial statements. It is agreed that the Buyer will reimburse the Seller for fifty percent (50%) of the fees paid to KPMG for the preparation of all such statements.

SECTION 8.    COVENANTS OF BUYER.

8.1    Best Efforts.    Subject to the terms and conditions of this Agreement, Buyer agrees to use its best efforts both prior to and following the Closing to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including but not limited to the Section 338 H.10 election. In case at any time after the Closing any further action is necessary or desirable to carry out the purpose of this Agreement, Buyer will take all reasonably necessary action or actions.

8.2    Access to Information.    Buyer will furnish to Seller access to all information with respect to the affairs and business of the Company that Buyer may reasonably request to allow Seller to respond to any claim in which Seller may become involved, or to provide backup information with respect to the Earn Out.

SECTION 9.    TAX MATTERS.

9.1    Indemnity.

(a)  Seller shall pay or reimburse the Company or Buyer for any of the following liability or expense relating to Taxes, including, without limitation, reasonable fees for attorneys and other outside consultants, incurred in contesting or otherwise in connection with any Taxes: (1) additional taxes imposed on the Company with respect to taxable periods of the Company ending on or before the Closing Date and not paid prior to the Closing Date; (2) with respect to taxable periods beginning before the Closing Date and ending after the Closing Date, Taxes imposed on the Company which are allocable, pursuant to Section 9.1(b) of this Agreement, to the portion of such period ending on the Closing Date; (3) Taxes imposed on Buyer or any individual, partnership, corporation or other entity or association for which the Company has liability as a transferor, transferee or successor, by contract or otherwise; and (4) Taxes imposed on Buyer or Seller as a result of any breach of warranty or misrepresentation under Sections 3.16 (a) or 3.16(b) of this Agreement.

(b)  Seller shall pay or reimburse the Company and/or Buyer for, and shall indemnify and hold harmless the Company and/or Buyer from and against any loss, damage or liability in connection with any Taxes with respect to periods on or before the Closing Date resulting from a final determination by the IRS, any court or any other relevant taxing authority that any individual previously treated by the Company as an independent contractor is or was required to be treated as an employee.

(c)  The provisions of Section 12.3 shall apply with respect to compromising or defending claims covered by Section 9.1(a) or 9.1(b).

9.2    Apportionment.    The amount of any Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date that is allocable to the portion of the period ending on the Closing Date shall be:

(a)  deemed equal to the amount which would be payable if the taxable year ended with the Closing Date, in the case of Taxes that are either (1) based upon or related to income or receipts, or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), other than Taxes covered by Section 9.7 of this Agreement; and

(b)  deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes imposed in arrears, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period, in the case of Taxes (other than Taxes covered by Section 9.2(a) above) imposed on a periodic basis.

9.3    Returns and Payments.    Seller shall prepare and file or otherwise furnish to the appropriate party (or cause to be prepared and filed or so furnished) in a timely manner and at Seller’s expense, all Tax returns, reports and forms (“Returns”) relating to Seller or the Company for any taxable period ending on or before the Closing Date and Seller or Buyer shall do the same for any taxable period ending after the Closing Date. Returns of the Company not yet filed for any taxable period that begins before the Closing Date shall be prepared in a manner consistent with past practices employed with respect to the Company (except to the extent counsel for Seller or the Company determines, and given prior notice to Buyer, that there is no reasonable basis in law therefor or determines, and given prior notice to Buyer, that a Return cannot be so prepared and filed without being subject to penalties). With respect to any Return required to be filed by Buyer or Seller with respect to the Company as to which an amount of Tax is allocable to the other party under Section 9.2 of this Agreement, the filing party shall provide the other party and its authorized representatives with a copy of such completed Return and a statement certifying the amount of Tax shown on such Return that is allocable to such other party pursuant to Section 9.2, together with appropriate supporting information and schedules at least twenty (20) business days prior to the due date (including any extension thereof) for the filing of such Return, and such other party and its authorized representatives shall have the right to review and comment on such Return and statement prior to the filing of such Return. Seller shall timely pay or reimburse the Company for all Taxes with respect to the Company for any taxable period or any portion of any taxable period ending on or before the Closing Date, and Buyer shall so pay or cause to be paid Taxes for any taxable period or any portion thereof commencing after the Closing Date.

9.4    Survival, etc.    Any indemnification provided to Buyer under this Section 9 shall be in addition to any rights to indemnification provided by Section 12 hereof and shall not be subject to the limitations set forth therein.

9.5    Tax Refunds.    If after the Closing Date any refund check for a tax refund (or other credit therefor) relating to a period on or prior to the Closing Date is received by Buyer arising out of tax returns filed by or on behalf of the Company and as the result of Seller’s initiative and not that of Buyer, Buyer will promptly endorse and deliver such refund check that it receives to Seller, or offset the amount of any such refund against any taxes remaining outstanding and arising prior to the Closing Date. If any such refund check is received as the result of the initiative of Buyer and provided there is no adverse tax impact to Seller as the result, then Buyer is entitled to keep such check.

9.6    Mutual Cooperation.    Buyer and Seller shall provide each other with such assistance as may reasonably be requested by either of them in connection with the preparation and execution of any Returns, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and, upon the request of the other, provide the other with any records or information which may be relevant to such return, audit, or examination or proceedings. Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include, without limitation, providing copies of any relevant Returns and supporting work schedules. The party requesting assistance hereunder shall reimburse the other for reasonable out-or-pocket expenses incurred by the other in providing such assistance.

9.7    Conveyance Taxes.    Seller shall be liable for and shall hold Buyer harmless against any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes and any similar Taxes which become payable in connection with the transactions contemplated hereby and for which Seller or the Company is primarily liable under federal, state or local law. Buyer shall be liable for and shall hold Seller harmless against any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes and any similar Taxes which become payable in connection with the transactions contemplated hereby and for which Buyer is primarily liable under federal, state or local law.

9.8    Tax Characterization of Refund/Liability Payments.    Tax refunds or other additional payments made to Seller which are not shown on the Company’s September 30, 2002 balance sheet, shall be treated as additional Purchase Price to Seller for its stock. Payments from the Liability Escrow, or any other payments or reimbursements by Buyer under the indemnity provisions of this Agreement shall be treated as reductions of the Purchase Price.

SECTION 10.    CONFIDENTIALITY OBLIGATIONS OF BUYER.

From the date of this Agreement until the third anniversary of the Closing Date, Buyer will, and will cause its affiliates and their respective directors, officers,

employees and advisors to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law (in which case Buyer shall provide Seller with reasonable notice thereof so that Seller may best protect his interests), all confidential documents and material nonpublic information concerning Seller or the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (a) previously known on a non-confidential basis by Buyer, (b) in the public domain through no fault of Buyer or (c) later lawfully acquired by Buyer from sources other than Seller or the Company; provided that Buyer may disclose such information to its officers, directors, employees, consultants, advisors and agents, lenders and other investors in connection with the transactions contemplated by this Agreement and to its lenders in connection with obtaining its financing so long as such persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. Buyer’s obligation to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information.

SECTION 11.    CONFIDENTIALITY OBLIGATIONS OF SELLER.

From the date of this Agreement until the third anniversary of the Closing Date, Seller will hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law (in which case Seller shall provide Buyer with reasonable notice thereof so the Buyer may best protect its interests), all confidential documents and material nonpublic information (a) received from Buyer concerning the business, assets, operations, and financial condition of Buyer and its affiliates (b) concerning the business, assets, operations and financial condition of the Company.

SECTION 12.    INDEMNIFICATION.

12.1    Indemnification of Seller.    Subject to the limitations of Section 12.4 hereof, Buyer agrees to indemnify and hold harmless Seller from and against any and all liabilities, obligations, contingencies, damages, costs, expenses (including, without limitation, all court costs and attorneys’ fees and experts’ fees and expenses), losses, and amounts paid in settlement (collectively, “Losses”), whether incurred by Seller in connection with any suit, claim, demand, action, proceeding or investigation, whether civil, criminal, administrative or investigative, arising our of or pertaining to (a) any breach or inaccuracy of any representation or warranty of Buyer contained in or made pursuant to this Agreement or in any document, instrument or certificate delivered in connection with and contemplated by this Agreement; (b) a breach or a default in the performance of any covenant, agreement or obligation that Buyer is required to perform under this Agreement or in any document, instrument, or certificate delivered in connection with and contemplated by this Agreement; or (c) the conduct of the Company’s business after the Closing Date, except to the extent due to the negligent or intentionally wrongful acts of Seller (d) any claims or lawsuits by shareholders of Buyer in connection with the transaction.

12.2    Indemnification of Buyer.    Subject to the limitations of Section 12.4 hereof, Seller agrees to indemnify and hold harmless Buyer and its officers and directors from and against any and all Losses, whether incurred by Buyer, its affiliates or the Company, in connection with any suit, claim, demand, action, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (a) any breach or inaccuracy of any representation or warranty of Seller contained in or made pursuant to this Agreement or in any document, instrument or certificate delivered in connection with and contemplated by this Agreement; or (b) a breach or default in the performance of any covenant, agreement or obligation that the Seller is required to perform under this Agreement or in any document, instrument, or certificate delivered in connection with any contemplated by this Agreement, or (c) with the exception of debts incurred in the ordinary course of the Company’s business and except as disclosed in the financial statements delivered to Buyer, any and all liabilities and obligations of Seller and the Company incurred prior to the Closing date or arising from the operations of the Company prior to Closing.

12.3    Notice and Escrow Agent

(a)  The party seeking indemnification pursuant to this Section 12 (“Indemnified Party”) shall promptly, and within ten (10) days after notice to it (notice to the Indemnified Party being the filing of any legal action, receipt of a claim or demand in writing, or similar form of actual notice) of any claim as to which the Indemnified Party asserts a right to indemnification, notify the party or parties from whom indemnification is sought (“Indemnifying Party”) of such claim. Such notice shall describe in reasonable detail the circumstances giving rise to such claim and the amount of the claim. The Indemnified Party shall give the Indemnifying Party written notice describing the claim in reasonable detail. The Indemnifying Party shall have the right, at its option to compromise or defend, at its own expense and by its own counsel, any such matter involving the asserted liability of the party seeking such indemnification. If the Indemnifying Party shall undertake to compromise or defend any such asserted liability, it shall promptly notify the Indemnified Party of its intention to do so with a copy to the Escrow Agent, and the Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the compromise of, or defense against, any such asserted liability. The Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and participate therein, but the fees and expenses of such counsel employed by the Indemnified Party shall be at its expense. If the Indemnifying Party elects not to compromise or defend the asserted liability, fails to notify the Indemnified Party of its election as herein provided or fails to admit its obligation to indemnify under this Agreement with respect to the claim, the Indemnified Party may pay, compromise or defend such asserted liability. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnified Party may settle or compromise any claim over the objection of the other; provided, however, that consent to settlement or compromise shall not be unreasonably withheld. If the Indemnifying Party chooses to defend any claim, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

(b)  If the Escrow Agent does not receive either a written notice from the Indemnifying Party that it is undertaking to compromise or defend the claim, or a written objection from the Indemnifying Party to the proposed payment within ten (10) business days after the giving of such notice, the Escrow Agent is hereby authorized to make such payment. If the Escrow Agent does receive a written objection within such ten (10) day period or if for any other reason the Escrow Agent in good faith shall elect not to make such payment, the Escrow Agent shall continue to hold such amount until otherwise directed by joint written direction from the parties to this Agreement or a final judgment of the Supreme Court or a New York court of competent jurisdiction with all appeals therefrom exhausted. Prior to receipt of joint written directions or final judgment of a court of competent jurisdiction with all rights to appeal therefrom exhausted as to disposition of the funds held by the Escrow Agent, the Escrow Agent shall have the right at any time to deposit such funds with the clerk of the appropriate court in an action to determine the proper disposition thereof. The Escrow Agent shall give written notice of such deposit to Seller and Buyer. Upon making payment or deposit with the court as above provided, the Escrow Agent shall be relieved and discharged of all further obligations and responsibilities hereunder.

Seller and Buyer jointly and severally agree to indemnify the Escrow Agent and hold it harmless against all reasonable expense or liability in connection with its service as the Escrow Agent and the Escrow Agent shall have no liability to the parties hereunder unless arising out of the intentional misconduct or gross negligence of the Escrow Agent. The prevailing party shall also be entitled to recover reasonable attorney’s fees from the other in the event of litigation hereunder. All parties hereby submit to the jurisdiction of the Supreme Court of New York for the resolution of any controversies or disputes arising under this Agreement and may be served with any process by certified mail at the addresses above provided.

The duties of the Escrow Agent are limited to those specifically provided for herein and are purely ministerial in nature. The Escrow Agent shall incur no liability hereunder or otherwise except for its own gross negligence or willful misconduct, and Seller and Buyer hereby release the Escrow Agent from any such liability for any action taken by it hereunder or for any failure or refusal to act hereunder or for any other matter.

The Escrow Agent’s only duties and responsibilities shall be to hold and release the Liability Escrow in accordance with the terms of this Agreement. The

Escrow Agent may consult with counsel and accountants in connection with its duties under this Agreement, and the Escrow Agent shall be fully protected in any act taken, suffered or permitted by it in good faith in accordance with the advice of such counsel and accountants. The Escrow Agent shall not be obligated to take any action hereunder which may, in its reasonable judgment, involve it in any liability unless the Escrow Agent shall have been furnished with reasonable indemnity satisfactory in amount, form and substance to the Escrow Agent.

The Escrow Agent is acting as a stakeholder only with respect to the Liability Escrow. The Escrow Agent shall have no responsibility to determine the authenticity or validity of any notice, instruction, instrument, document or other item delivered to it, and shall be fully protected in acting in accordance with any written notice, direction or instruction given to it under this Agreement and believed by it to be authentic. In no event shall the Escrow Agent be under any duty to institute, defend or participate in any proceeding that may arise between Seller and Buyer in connection with this Agreement.

Seller acknowledges that the Escrow Agent has represented Buyer in the past and currently represents Buyer in connection with this Agreement and with other, unrelated matters. Seller further acknowledges and agrees that, in the event of any dispute concerning this Agreement or the transactions contemplated hereby, the Escrow Agent shall be free to represent Buyer in such dispute, whether or not the Escrow Agent continues to hold the Liability Escrow pursuant to this Agreement.

12.4    Limitations.    (a)  The Indemnifying Party shall not be required to indemnify, defend or hold harmless the Indemnified Party pursuant to this Section 12 unless the aggregate claims for indemnification exceed $10,000 and then only to the extent such indemnification claims exceed $10,000.

(b)  In no event, however, shall the aggregate liability for damages of the Indemnifying Party to the Indemnified Party under this Section 12 exceed the Base Purchase Price.

(c)  Buyer shall be entitled to apply the Liability Escrow toward its damages, in accordance with Section 2.3 of this Agreement, but to the extent that it does so, Seller’s liability to Buyer pursuant to this Section 12 shall in no way be limited to the amount of the Liability Escrow.

12.5    General Provisions.    The remedies provided by this Section 12 shall be cumulative and shall not preclude an assertion by any party hereto of any other rights or the seeking of other remedies against any other party hereto. This Section 12 shall continue in full force and effect after the Closing for the period specified in Section 14 and is intended to benefit each of the persons and entities referred to in this Section 12, and shall be binding on all successors and assigns of each of the parties; provided, however, that a claim shall not be barred hereby on the basis that the count of the claim has not been ascertained, liquidated or reduced to final judgment on or before the expiration of the aforesaid period so long as the claim has been identified and asserted on or before such expiration. Said period for making of claims shall not be extended by Seller or Buyer making any kind of general claim related to indemnification.

SECTION 13.    CONDITIONS TO THE OBLIGATIONS OF THE PARTIES.

13.1    Conditions to Obligation of Seller.    The obligations of Seller to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a)  Performance of Obligations; Representations and Warranties.    Buyer shall have performed in all material respects each of its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date).

(b)  Litigation.    There shall not be any litigation or other proceeding or threat of litigation or other proceeding in any forum against any party hereto (i) challenging the validity or legality of this Agreement or (ii) seeking damages in respect of or seeking to restrain or invalidate the transactions contemplated by this Agreement which, in the judgment of Seller, based upon advice of counsel, would have a material adverse effect on Seller or the consummation of the transactions contemplated by this Agreement.

13.2  Conditions to Obligations of Buyer.    The obligations of Buyer to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a)  Performance of Obligations; Representations and Warranties.    Seller shall have performed in all material respects each of his covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date. Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date) and, provided, however, that for purposes of determining whether this condition has been satisfied, no effect shall be given to any supplements to the Schedules that were delivered by Seller to Buyer prior to the Closing Date unless such supplements are reasonably accepted by Buyer.

(b)  Litigation.    There shall not be any litigation or other proceeding or threat of litigation or other proceeding in any forum against any party hereto or the Company (i) challenging the validity or legality of this Agreement or (ii) seeking damages in respect of or seeking to restrain or invalidate the transactions contemplated by this Agreement which, in the judgment of Buyer, based upon advice of counsel, would have a material adverse effect on Buyer or the consummation of the transactions contemplated by this Agreement.

(c)  Bank Accounts.    The bank accounts maintained by the Company shall contain at least the amount required to satisfy the provisions of Section 2.1 with respect to the Minimum Book Value of the Company and Seller shall have executed such documents as may be required to allow Buyer to utilize those accounts immediately following the closing.

(d)  Buyer’s Board of Directors’ Approval.    Buyer shall have received full and final approval from its Board of Directors for the transactions contemplated by this Agreement.

SECTION 14.    SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

All representations, warranties and covenants in this Agreement shall survive the Closing and shall expire, terminate and be extinguished, on the date ending three (3) year after the Closing Date, other than covenants which by their terms are to be performed after the Closing Date, for all purposes and for all claims made by Seller or Buyer, as the case may be, after the end of such three (3) year period; provided, however, that a claim shall not be barred hereby on the basis that the amount of the claim has not been ascertained, liquidated or reduced to final judgment on or before the expiration of the aforesaid period, so long as the claim has been identified and asserted on or before such expiration. Said period for making of claims shall not be extended by Seller or Buyer making any kind of general claim related to the warranties and representations.

SECTION 15.    EXPENSES.

Except as and to the extent specifically provided otherwise herein, each of the parties hereto shall bear its own expenses, whether or not the transaction contemplated hereby is consummated. All accounting fees and expenses incurred in connection with the preparation of any financial statements are to be the responsibility of the party required to produce such financial statements.

SECTION 16.    ATTORNEYS’ FEES AND COSTS.

In the event of any litigation or dispute with respect to this Agreement, or the incurrence of attorneys’ fees or other costs to secure performance of any obligations provided for herein, whether by way of prosecution or defense, the prevailing party or parties shall be entitled to recover its reasonable attorneys’ fees (including, without limitation, such fees, whether incurred before trial, during trial, or any appeals, or in bankruptcy proceedings) and costs (including, without limitation, paralegal and computer costs).

SECTION 17.    WAIVERS.

Each party hereto, by written instrument signed by Seller or an officer of Buyer, may extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive, but only as it affects the party signing such instrument: (a) any inaccuracies in the representations and warranties of the other party contained or referred to in this Agreement; (b) compliance with any of the covenants or agreements of the other party contained in this Agreement; (c) the performance (including performance to the satisfaction of a party or its counsel) by the other party of such of its obligations set forth herein; and (d) satisfaction of any condition to the obligations of the waiving party pursuant to this Agreement.

SECTION 18.    NOTICES.

All notices or other communications that are required or may be given or made pursuant to this Agreement shall be in writing and shall be (a) delivered personally, by hand, or (b) delivered by registered or certified mail, return receipt requested, through the United States mail, postage prepaid, or (c) delivered through or by Federal Express, Express Mail, Airborne Express, or other expedited mail or package service, addressed to the parties as follows:

If to Buyer:	Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920
Attn: Fred Lash, Senior VP,
CFO & Treasurer

With Copy to:	Robert William Jewett, Esq.
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

If to Seller:	Stephan Schector
74 Riviera Drive South
Massapequa, New York 11758

With Copy to:	Gary H. Friedenberg, Esq.
.	Berkman, Henoch, Peterson & Peddy, P.C
100 Garden City Plaza
Garden City, New York 11530

Any notice or other communications to be given or that may be given pursuant to this Agreement shall be deemed to have been given (a) three (3) calendar days after the deposit of such notice or communication in the United States mail, certified, return receipt requested, with proper postage affixed thereto; (b) upon the first business day after depositing such notice or other communication with Federal Express, Express Mail, Airborne Express or other expedited mail or package delivery service guaranteeing delivery no later than the next business day if the next day delivery service has been requested and paid for; or (c) upon delivery if hand delivered to the appropriate address.

SECTION 19.    PARTIES IN INTEREST; AMENDMENT.

This Agreement is binding upon and is for the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and assigns, and no person who is not a party hereto (or a successor or assignee of such party) shall have any rights or benefits under this Agreement, either as a third party beneficiary or otherwise. In particular, and without limiting the foregoing, nothing herein expressed or implied shall confer upon an employee of the Company any rights or remedies of any nature or kind whatsoever, including, without limitation, any rights of employment or continued employment for any specified period. This Agreement cannot be amended or modified, except by a written agreement executed by the parties hereto or their respective heirs, executors, legal representatives, successors and assigns.

SECTION 20.    PUBLICITY.

Except as required by law, Seller and Buyer shall refrain and Seller shall cause the Company and its officers, directors, and employees to refrain, from making any public announcement of the transactions contemplated by this Agreement, except jointly with, and upon express approval of, Buyer and Seller.

SECTION 21.    HEADINGS; CONSTRUCTION

The headings used in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The parties agree that they have mutually prepared and reviewed this document and no rules of construction should be adversely applied against either of them as the preparer of the document. In the event that any provision or provisions of this Agreement are deemed to be unenforceable, the remaining provisions shall continue to be in full force and effect and shall be construed so as to preserve their continued enforceability.

SECTION 22.    ENTIRE AGREEMENT; ASSIGNMENT.

This Agreement and the exhibits and schedules hereto (a) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by either party by operation of law or otherwise without the prior written consent of the other party; provided, however, that Buyer may assign this Agreement to a wholly-owned subsidiary so long as Buyer remains fully obligated hereunder.

SECTION 23.    GOVERNING LAW.

This Agreement shall be governed by, and construed in accordance with, the substantive law of the State of New York, without reference to or giving effect to principles regarding the conflicts of law thereof.

SECTION 24.    COUNTERPARTS.

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

THIS SPACE LEFT BLANK INTENTIONALLY

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

/S/ STEPHAN M. SCHECTOR
SELLER:
Stephan M. Schector

BUYER:	HOOPER HOLMES, INC.

/S/ JAMES M. MCNAMEE
By:
Name: James M. McNamee
Title: Chairman, President & CEO

BY THEIR EXECUTION OF THIS AGREEMENT BELOW, LINDA SCHECTOR AND GERARD SCHECTOR EACH HEREBY CONSENT TO THE PROVISIONS OF SECTION 5 PERTAINING TO THEM.

/S/ LINDA SCHECTOR
LINDA SCHECTOR

/S/ GERARD SCHECTOR
GERARD SCHECTOR

SCHEDULE 2.1(c)
338 Calculation Memo

SCHEDULE 5.2(k)
Material Provisions of Section 338(h)(10) Election

If Buyer determines that it will make the Section 338(h)(10) election, then Buyer shall, within one hundred twenty (120) days after the Closing Dated determine and send notice to the Seller of the allocation of the value of the assets of the Company immediately preceding the Closing for purposes of calculation of the deemed sales price of each asset (the “Deemed Sales Price”) under Treasury Regulation Section 1.338-6, all in accordance with Treasury Regulation Section 1.338(h)(10)-1. If the Seller disagrees with such determination of and allocation of the Deemed Sales Price, then Seller shall provide written notice of the disagreement within fifteen (15) days after receipt of Buyer’s written allocation. If Seller does not provide such notice, Seller shall be deemed to have accepted such allocation. If Seller provides such notice to Buyer, the parties shall proceed in good faith to mutually determine the Deemed Sales Price. If the parties have not reached agreement within thirty (30) days after Buyer receives Seller’s notice of disagreement, they shall jointly select an accounting firm to determine the Deemed Sales Price. The fees and expenses of the accounting firm in connection with any such resolution shall be paid equally by Buyer and Seller. In all events, the parties to this Agreement shall use all reasonable efforts to complete the process of the final determination of the Deemed Sales Price not later than five (5) business days before the date on which the IRS Form 8023 is due to be filed.

As soon as reasonably possible after the final determination of the Deemed Sales Price, but not later than three (3) business days after such final determination, Buyer shall execute IRS Form 8023 (together with all attachments thereto and any applicable state forms (“Form 8023”) and deliver it to Seller for approval and signature. Buyer shall timely file Form 8023 and, promptly after such filing, shall notify Seller that it has made such filing and provide to Seller a copy thereof. Seller shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with the Deemed Sales Price as finally determined.

Both Seller and Buyer shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all returns required.

EXHIBIT A
(Form of Escrow Agreement)

EXHIBIT B
(Form of Seller’s Guaranty of Accounts Receivable)

EXHIBIT C
(Form of Noncompetition Agreement)

EXHIBIT D
(Form of Consulting Agreement)

EXHIBIT E
(Form of Office Lease)

EXHIBIT F
(Form of Seller’s Opinion of Counsel)

EXHIBIT G
(Form of Buyer’s Opinion of Counsel)